Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

August 14, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 13, 2020 The Nasdaq Stock Market (the "Exchange") received from Level One Bancorp, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Depositary Shares, Each Representing a 1/100th Interest in a Share of 7.50%Non-Cumulative Perpetual Preferred Stock, Series B, no par value, with a liquidation preference of $2,500 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

